UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

0 - 30927

CUSIP NUMBER

366 652 105

(Check One:)

(   ) Form 10-K    (   ) Form 20-F    (   ) Form 11-K   (   ) Form 10-Q   ( X ) Form N-SAR   (   ) Form N-CSR

For Period Ended:  December 31, 2003

(   )  Transition Report on Form 10-K

(   )  Transition Report on Form 20-F

(   )  Transition Report on Form 11-K

(   )  Transition Report on Form 10-Q

(   )  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

GARUDA CAPITAL CORP.

Full Name of Registrant

Former Name if Applicable

502 - 1978 Vine Street

Address of Principal Executive Office (State and Number)

Vancouver, British Columbia   V6K 4S1    Canada

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( X )

(a)

The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable expense;

( X )

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before November 19, 2003 being on or before the fifth calendar day following the prescribed due date; and

(   )

(c)

The  accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company has been unable to complete its unaudited financial statements due to unanticipated delays which could not be resolved without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1)

Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Robin Relph

(604)

737-0203

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

( X ) Yes   (   )  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(   ) Yes   ( X )  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GARUDA CAPITAL CORP.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 13, 2004

By:  /s/ Robin C. Relph

      Robin C. Relph, President

ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).